

September 30, 2025

Maria Maccecchini
President, Chief Executive Officer and Acting Chief Financial Officer
Annovis Bio, Inc.
101 Lindenwood Drive, Suite 225
Malvern, PA 19355

> **Re: Annovis Bio, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed March 21, 2025**
> **File No. 001-39202**

Dear Maria Maccecchini:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences